May 18, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Abby Adams

Re: CareMax, Inc.

Registration Statement on Form S-1

File No. 333-264654

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CareMax, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effectiveness of its Registration Statement on Form S-1 (File No. 333-264654), filed with the U.S. Securities and Exchange Commission on May 4, 2022 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement, dated May 17, 2022, to 5:00 p.m., Eastern time, on May 18, 2022, or as soon as possible thereafter.

Please direct any questions regarding this filing to Joshua M. Samek, Esq. of DLA Piper LLP (US), legal counsel to the Company, at (305) 702-8880.

Very truly yours,

CareMax, Inc.

By: /s/ Kevin Wirges

Name: Kevin Wirges

Title: Executive Vice President, Chief Financial Officer and Treasurer